Exhibit 11 Statement re Computation of Per Share Earnings

Weighted Average shares Outstanding

Quarter Ended
March 31, 2001
Shares Outstanding December 31, 2000	9,575,763
Shares retired February 1	(187,500)
Shares issued February	600,000
Shares retired February 12	(9,999)
Shares retired March 19	(11,692)
Total shares outstanding March 31, 2001	9,966,572
Weighted average shares outstanding	9,781,482

Net loss for the three months ended March 31, 2001	$(7,398,000)
Net loss per share, basic and fully diluted	$(0.76)

This calculation excludes the impact of 690,328 shares and all warrants that we are contractually obligated to issue to our Lender, but have not yet issued.